

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

John G. Duffy
Chairman and Chief Financial Officer
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

  Re: KBW, Inc
    Form 10-K
    Filed February 26, 2010
    File No. 001-33138

Dear Mr. Duffy:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Daniel L. Gordon
       Branch Chief